Exhibit 99.1

NEVADA GEOTHERMAL POWER INC.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009
(Expressed in US Dollars)

(UNAUDITED)

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in US Dollars)
(Unaudited)

	March 31,	June 30,
	2009	2008
ASSETS
Current
Cash and cash equivalents	$4,382,781	$11,473,360
Amounts receivable	176,346	143,638
Marketable securities (Note 5)	60,255	180,640
Prepaid expenses	71,609	134,580
	4,690,991	11,932,218

Restricted Cash (Note 13)	18,595,436	674,452
Property, Plant And Equipment (Note 6)	76,543,247	18,561,283
Interests In Geothermal Properties (Note 7)	80,976,840	50,250,926

	$180,806,514	$81,418,879

LIABILITIES
Current
Accounts payable and accrued liabilities	$17,278,065	$10,540,410
Deferred construction amounts payable (Note 8)	7,344,365	-
	24,622,430	10,540,410

Loan (Note 9)	109,360,237	20,903,323
Cash Settled Option (Note 9)	1,818,740	-
Asset Retirement Obligation (Note 10)	1,317,101	1,054,645
	137,118,508	32,498,378

SHAREHOLDERS' EQUITY
Share Capital (Note 11)	54,090,364	53,936,713
Contributed Surplus (Note 11)	4,189,273	4,020,807
Accumulated Other Comprehensive (Loss) Income	277,352	37,795
Deficit	(14,868,983)	(9,074,814)
	43,688,006	48,920,501

	$180,806,514	$81,418,879

Commitments (Note 13)
Subsequent Events (Note 15)

Approved on behalf of the Board of Directors:

“Brian Fairbank”	“Domenic Falcone”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Expressed in US Dollars)
(Unaudited)

	For the Three Month Period		For the Nine Month Period
	Ended March 31,		Ended March 31,
	2009	2008	2009	2008

Operating Expenses
Accounting and audit	$13,583	517	$123,738	$34,350
Administration	236,649	242,582	718,279	561,983
Accretion of asset retirement obligation	19,482	5,203	58,446	15,707
Amortization	25,564	18,558	68,297	40,432
Change in fair value of cash settled option	(118,591)	-	59,239	-
Consulting fees	63,251	50,615	330,397	212,205
Conventions and publishing	19,779	111,953	185,326	262,073
Foreign exchange loss	-	438,153	1,737,199	397,664
Investor relations	-	13,789	10,773	81,280
Insurance	11,769	14,452	37,912	45,549
Legal	23,202	26,736	101,444	124,974
News dissemination	4,813	7,912	14,746	20,948
Office expenses	41,604	40,354	111,073	106,534
Recruitment fee	-	-	-	129,878
Rent and telephone	30,815	44,453	92,719	106,118
Stock-based compensation	90,467	73,705	227,218	190,602
Transfer agent and regulatory fees	24,591	28,695	45,864	53,794
Travel and business development	25,122	9,764	107,406	108,462

	512,100	1,127,441	4,030,076	2,492,553

Other Income
Interest income	35,823	69,508	303,855	259,329
Option proceeds in excess of mineral property costs	-	5,069	-	109,432

	35,823	74,577	303,855	368,761

Net Loss for the period	(476,277)	(1,052,864)	(3,726,221)	(2,123,792)

Deficit, beginning of period	(14,392,706)	(6,697,313)	(11,142,762)	(5,626,385)

Deficit, end of period	$(14,868,983)	$(7,750,177)	$(14,868,983)	$(7,750,177)

Basic and diluted loss per share	$(0.005)	$(0.01)	$(0.04)	$(0.03)

Weighted average number of common shares issued and outstanding	94,515,204	77,361,808	94,402,763	77,078,753

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in US Dollars)
(Unaudited)

	For the Three Months		For the Nine Months
	Ended March 31,		Ended March 31,
	2009	2008	2009	2008

Net loss for the period	$(476,277)	$(1,052,864)	$(3,726,221)	$(2,123,792)

Other comprehensive income
Foreign translation gain (loss)	50,607	-	359,942	-
Increase (decrease) in unrealized holding gains on marketable securities	24,130	(72,600)	(120,385)	58,024

Comprehensive loss	$(401,540)	$(1,125,464)	$(3,486,664)	$(2,065,768)

	For the Three Months		For the Nine Months
	Ended March 31,		Ended March 31,
Accumulated comprehensive income	2009	2008	2009	2008

Balance at beginning of period	$202,615	$175,323	$37,795	$44,699

Foreign translation gain (loss)	50,607	-	359,942	-
Increase (decrease) in marketable securities	24,130	(72,600)	(120,385)	58,024

Balance at end of the period	$277,352	$102,723	$277,352	$102,723

The accompanying notes are an integral part of these consolidated financial statements.

     NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in US Dollars)
(Unaudited)

	For the Three Months		For the Nine Months
	Ended March 31,		Ended March 31,
	2009	2008	2009	2008

Cash flows from (used in) operating activities
Net Loss for the period	$(476,277)	(1,070,928)	$(3,726,221)	$(2,123,792)
Items not requiring (providing) cash:
Amortization	25,564	18,558	68,297	40,432
Accretion of asset retirement obligation	19,482	(10,504)	58,446	-
Change in fair value of cash settled option	(118,591)	-	59,239	-
Marketable securities received as option payment	-	-	-	(68,305)
Recruitment fees	-	129,878	-	129,878
Stock-based compensation	90,467	73,705	227,218	190,602
Adjustments to reconcile net loss to net cash used from (used in) operation activities
(Increase) decrease in accounts receivable	28,733	(49,516)	(32,708)	(15,476)
(Decrease) increase in accounts payable	517,543	(3,470,857)	(209,982)	(2,518,286)
(Increase) decrease in prepaid expenses	28,718	1,155	52,694	(437,986)

	115,639	(4,378,509)	(3,503,017)	(4,802,933)

Cash flows used in investing activities
Geothermal property interests	(7,762,552)	(469,067)	(27,858,960)	(10,963,394)
Restricted cash	-	23,050	(17,920,984)	23,050
Acquisition of capital assets	(23,210,315)	(6,347,702)	(47,758,174)	(6,511,872)

	(30,972,867)	(6,793,719)	(93,538,118)	(17,452,216)

Cash flows from financing activities
Bank loan advances	31,384,816	10,574,704	90,591,384	15,513,896
Options exercised	34,422	151,113	94,899	304,799
Warrants exercised	-	13,611	-	27,223

	31,419,238	10,739,428	90,686,283	15,845,918

Effect of exchange rate changes on cash and cash equivalents	(83,444)	-	(735,727)	-

Increase (decrease) in cash and cash equivalents	478,566	(432,800)	(7,090,579)	(6,409,231)

Cash and cash equivalents, beginning of period	3,904,215	7,316,633	11,473,360	13,293,064

Cash and cash equivalents, end of period	$4,382,781	$6,883,833	$4,382,781	$6,883,833

Additional Cash Flow Information (Note 14)

Supplementary Non-Cash Information
Accounts payable for geothermal property interests	$8,120,678	$7,538,364	$8,120,678	$7,538,364
Accounts payable for property, plant and equipment	$8,679,794	$4,604,110	$8,679,794	$4,604,110
Capitalized amortization on the opening value of the cash settled option	$15,195	$-	$28,662	$-

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed in US Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nevada Geothermal Power Inc. (“the Company”) was incorporated on April 13, 1995, under the laws of British Columbia and is currently in the development stage. The Company’s common shares are traded on the TSX Venture Exchange under the trading symbol NGP and on the OTC Bulletin Board in the United States under the symbol NGLPF.

The Company is in the process of exploring, evaluating and developing its geothermal properties. The recoverability of the amounts shown for geothermal properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production.

On August 29, 2008, the Company raised $180 million for the continued development of its Blue Mountain power plant project. The Company’s ability to continue as a going concern is dependent upon successful completion of its geothermal projects, such as Blue Mountain, and upon its ability to attain profitable operations. However, there is no assurance that management will be successful in achieving these objectives.

As at March 31, 2009 the Company had working capital deficiency of $19,931,439, and had accumulated losses totalling $14,707,694.

These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses and other income and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in US dollars, unless specifically indicated otherwise. They do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in annual financial statements, and therefore should be read in conjunction with the Company’s annual financial statements for the year ended June 30, 2008. The Company applies the same accounting policies and methods in these interim financial statements as those in the audited annual financial statements, except as noted herein:

Changes in Accounting Policies

a)

Effective October 1, 2008, the Company designated its US subsidiary self-sustaining and changed its reporting currency to the US dollar. The change in reporting currency is to better reflect the Company’s business activities comprising primarily the construction of the geothermal power plant facility in Nevada and the associated US dollar denominated financing. Prior to October 1, 2008, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in Canadian dollars (CAD). In making this change in reporting currency, the Company followed the recommendations of the Emerging Issues

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Changes in Accounting Policies (Continued)

Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency. In accordance with EIC-130, the financial statements for all years and periods presented have been translated into the new reporting currency using the current rate method. Under this method, the statements of operations and cash flow statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheets dates. Shareholders’ equity transactions have been translated using the annual average rate of exchange for the transaction dates. All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.

b)

Effective July 1, 2008, the Company adopted the new CICA guidelines of Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. The standards increase the disclosure required and enable users to evaluate the significance of financial instruments in an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the Company is exposed to such risk, based on information provided internally to the entity’s key management personnel.

i)	Financial Assets and Liabilities

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, restricted cash, marketable securities, accounts payable and accrued liabilities, deferred construction amounts payable, bank loan and cash settled option.

Held-for-trading financial instruments include cash, cash equivalents and restricted cash and are initially and subsequently recorded at fair value.

Available for sale financial assets include marketable securities that are initially and subsequently recorded at fair value. Unrealized gains and losses resulting from revaluation are included in other comprehensive income. When the assets are sold or an impairment write-down is required, the accumulated fair value adjustments recognized in equity are included in the income statement. The fair value of marketable securities is based on the market value of the quoted investments.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Changes in Accounting Policies (Continued)

	i)	Financial Assets and Liabilities (Continued)

Amounts receivable are recorded at cost which approximates fair value due to the short-term nature of these assets. Financial liabilities, comprised of accounts payable and accrued liabilities, deferred construction amounts payable and the cash settlement option, are measured at fair value.

The bank loan is classified as other financial liability and is recorded at amortized cost.

ii)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continued development of the Company’s geothermal properties, and to limit exposure to credit and market risks. The types of risk exposure and the way in which such exposures are managed are as follows:

Credit Risk

Credit risk primarily arises from the Company’s cash and cash equivalents, restricted cash and amounts receivable. The risk exposure is limited to the carrying amounts at the balance sheet date. Cash and cash equivalents are held as cash deposits and invested in bankers’ acceptance, guaranteed investment certificates and certificates of deposit with various maturity dates. Restricted cash consists of certificates of deposit held with the Bank of the West and guaranteed investment certificates at Royal Bank of Canada. The Company does not invest in asset-backed securities. The Company periodically assesses the quality of its investments and is satisfied with the credit ratings of its banks and their certificates of deposit and guaranteed investment certificates.

Amounts receivable consist of goods and services tax recoverable and amounts due from the previous joint-venture partner. To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable and establishes an allowance based on its best estimate of potentially uncollectable amounts. In December, 2008 Sierra Geothermal Power Corp (“SRA”) notified the Company it will not be able to meet the final commitments in order to earn a 50% joint-venture interest in the Pumpernickel Project. As at March 31, 2009, the Company is owed $132,259 from SRA. SRA is disputing the receivable.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Changes in Accounting Policies (Continued)

ii)	Financial Instrument Risk Exposure and Risk Management (Continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures there is sufficient capital to meet short-term business requirements, after taking into account the Company’s holdings of cash, cash equivalents and undrawn funds from the committed Trust Company of the West (“TCW”) loan. Management prepares annual operating and capital expenditure budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts on a monthly basis.

The Company periodically draws on cash, cash equivalents and the TCW loan to fund costs associated with the geothermal properties. At March 31, 2009, the Company’s working capital is negative due primarily to the TCW loan draw that occurred subsequent to the quarter-end (see Note 15(a)), and the construction holdback payable upon completion of the Blue Mountain project.

Market Risk

Market risk is comprised of three components: currency risk, interest rate risk and commodity price risk.

a.  Currency risk

The operating results and financial position of the Company are reported in US dollars. The Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the US dollar. The results of the Company’s operations are subject to currency transaction and translation risk. Changes in the US equivalent amount of Canadian denominated net assets are recorded as a component of accumulated other comprehensive income on the balance sheet.

The Company’s exploration and development costs are denominated in US dollars; fluctuations of the Canadian dollar in relation to the US dollar will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Changes in Accounting Policies (Continued)

	ii)	Financial Instrument Risk Exposure and Risk Management (Continued)

b.  Interest rate risk

The Company invests its cash and cash equivalents in certificates of deposit and guaranteed investment certificates and bankers’ acceptances in terms of 90 days or less in order to maintain liquidity while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact the value of cash and cash equivalents. The Company manages risk by monitoring changes in interest rates in comparison to prevailing market rates. The bank loan carries a fixed interest rate of 14% and as such, is not subject to interest rate risk.

c.  Commodity price risk

The Company’s commodity risk relates to power produced. The price of power is impacted by various circumstances surrounding energy production from natural gas, nuclear, hydro, solar, coal, oil as well as renewable energy legislation. The Company has mitigated the Blue Mountain power price risk by signing a 20-year power purchase agreement which establishes a fixed price and escalator.

c)

Effective January 1, 2008, the Company adopted the new CICA guideline of 1535, Capital Disclosures. The section specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

d)

Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 1506, Accounting Changes, which establishes standards for changes in accounting policies, estimates, or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by a new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

	a)	Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook section 3064 – “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets,” and Section 3450, “Research and Development Costs”. This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and, for the Company, is effective for annual and interim financial statements relating to fiscal years beginning on or after July 1, 2009. The Company is currently assessing the impact of this section.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed in US Dollars)

3.	RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

	b)	International Financial Reporting Standards

In February 2008, the Cdn Accounting Standards Board has announced 2011 is the changeover date for publicly-listed companies to use International Financial Reporting Standards (“IFRS”), replacing Canada’s own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of July 1, 2011, will require restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2011. The Company has completed a preliminary review of IFRS, has begun developing an implementation plan, and will be assessing the impact on the Company’s disclosure requirements.

4.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to:

i)	ensure there are adequate capital resources to safeguard the Company’s ability to continue as a going concern,
ii)	maintain adequate levels of funding to support the exploration and development of its geothermal properties,
iii)	maintain investor, creditor and market confidence to sustain future development of the business, and
iv)	provide returns to shareholders and benefits for other stakeholders

The Company currently does not have any of its projects producing revenue. The Blue Mountain project is funded by a loan provided from TCW. The Pumpernickel Valley, Black Warrior and Crump Geyser projects are currently funded by equity financing. The TCW bank loan has been obtained to fund the construction of the Company’s Blue Mountain project. Until the Company generates revenue, it will be dependent upon its equity to fund administration and further exploration of properties other than Blue Mountain.

The Company manages its capital in a manner that provides sufficient funding for exploration and development activities. Annual budgets and rolling forecasts are used to determine the necessary capital requirements. The budgets are prepared by management, approved by the Board of Directors and are updated for changes in the underlying assumptions, economic conditions and risk characteristics of the underlying assets, as necessary.

The Company has a commitment from MS Greenrock LLC, a wholly owned subsidiary of Morgan Stanley, to fund a tax equity financing that will replace a large portion of the construction funds provided by TCW when the Blue Mountain project begins commercial operation.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed in US Dollars)

5.	MARKETABLE SECURITIES

	March 31, 2009		June 30, 2008
	NUMBER		NUMBER
	OF SHARES	AMOUNT	OF SHARES	AMOUNT
Sierra Geothermal Power Corp.
Cost – common shares	400,000	$142,845	400,000	$142,845
Unrealized gain (loss)	-	(82,620)	-	37,795

	400,000	$60,225	400,000	$180,640

6.	PROPERTY, PLANT AND EQUIPMENT

	March 31, 2009	June 30, 2008

Computer Equipment	$83,937	93,052
Field Equipment	157,085	157,085
Office Furniture and Equipment	51,133	58,510
Vehicles	27,744	-
Computer Software	59,752	44,617
Land	161,187	153,716
	540,838	506,980
Accumulated amortization	162,362	111,299
	378,476	395,681
Assets under construction	76,164,770	18,318,501
	$76,543,247	$18,714,182

7.	INTERESTS IN GEOTHERMAL PROPERTIES

The acquisition and deferred exploration and development expenditures of the Company’s geothermal property interests, all located in the U.S., are as follows:

	March 31, 2009	June 30, 2008
Blue Mountain Project - Nevada	$80,177,137	$49,573,306
Pumpernickel Valley Project - Nevada	64,836	-
Black Warrior Peak Project - Nevada	268,371	201,148
Crump Geyser - Oregon	466,496	476,472
	$80,976,840	$50,250,926

a)	Blue Mountain Project, Nevada

The Company holds a 100% leasehold interest in certain lands located in Humboldt County, Nevada. The leasehold interest covers 4,445 hectares (10,984 acres) on 17 land sections. The interest entitles the Company to explore, develop and produce any geothermal resources located on the properties. The Company also has the option to purchase the freehold interest, consisting of 1,295 hectares (3,200 acres) out of a total of the 3,885 hectares (9,600 acres) of the leasehold interest. The property interests are subject to production royalties ranging from 1.75% to 3.5% on sales of electrical power, and 5% to 10% from sales of energy for other uses.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed in US Dollars)

7.	INTERESTS IN GEOTHERMAL PROPERTIES (Continued)

a)	Blue Mountain Project, Nevada (Continued)

At March 31, 2009 the Company had drilled six production wells capable of producing approximately 42 (net) MW power and two injector wells. During the quarter ended March 31, 2009, the Company drilled wells 14-14, 15-14 and 17-14 which, based on subsequent flow testing, are capable of producing 7 megawatts (net) each. At the end of the quarter, the Company began drilling injection well 61-22 and deepening well 57-15.

The following costs have been incurred on the project:

	For the Nine Months	For the Year
	Ended Mar. 31, 2009	Ended June 30, 2008
Acquisition
Property leases, permits and regulatory	$60,272	$107,734

Deferred exploration
Geological and geophysical	766,660	1,098,285
Non-geological consulting	68,895	90,230
Drilling	25,601,487	18,289,719
Road Maintenance	9,060	-
Camp and field supplies	3,581,671	2,944,960
Reports and maps	-	38,048
Testing	695,604	685,226
Water analysis	-	-
Borrowing costs	2,283,184	1,083,239
Drilling advances	250,000	395,396
Provision for remediation	204,010	627,858

Costs incurred during the period	33,520,843	25,360,695
Balance, beginning of period	49,573,306	24,212,611
Adjustment due to change in measurement currency	(2,917,012)	-

Balance, end of period	$80,177,137	$49,573,306

b)	Pumpernickel Valley Project, Nevada

The Company has private and federal geothermal leases comprising a total holding of 2,810 hectares (6,942 acres). The Company leases geothermal rights from Newmont USA, certain private land owners and the United States Bureau of Land Management (“BLM”). Under an agreement with Ormat Nevada Inc. (“Ormat”), the Company gave a right of first refusal for the Pumpernickel project equipment in return for a BLM lease and preferred equipment pricing. The Newmont lease grants the Company the exclusive geothermal, surface and water rights. The Company pays $3/acre, with all rental payments creditable to royalties due upon production of:

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed in US Dollars)

7.	INTERESTS IN GEOTHERMAL PROPERTIES (Continued)

b)	Pumpernickel Valley Project, Nevada (Continued)

3½% of gross proceeds from electrical power sales (less taxes and transmission costs);
5% of the gross proceeds of a sale of any substances in an arm’s length transaction;
2% of the gross proceeds from the sale of, or manufacture, of bi-products;
10% of net profits from the use of substances at a commercial facility other than an electric power generating facility; and
Substances or electrical power used by the Company for operations at an on-site electrical generating plant or other commercial facilities are not subject to royalties.

The BLM lease transferred from Ormat is encumbered by a royalty interest (0.5%) to Ehni Enterprises Inc.

The following costs have been incurred on the project:

	For the Nine Months	For the Year
	Ended Mar. 31, 2009	Ended June 30, 2008
Acquisition
Property leases, permits and regulatory	$24,112	$3,363

Deferred exploration
Camp and field supplies	7,167	8,291
Drilling	(5,739)	275,169
Geological and geophysical	20,019	83,071
Non-geological consulting	23,597	1,353
Reports and maps	-	162
Testing	4,128	1,622
Water analysis	-	1,346
Sierra Geothermal funding and option payments	(8,448)	(374,377)

Costs incurred during the period	64,836	-
Balance, beginning of period	-	-

Balance, end of period	$64,836	$-

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed in US Dollars)

7.	INTERESTS IN GEOTHERMAL PROPERTIES (Continued)

c)	Crump Geyser, Oregon

On August 1, 2005, the Company leased 2,916 hectares (7,206 acres) of geothermal land located in south-eastern Oregon. The leases are on private land and are subject to a royalty of 3.5% of the gross revenues from the availability, sale or use of electricity.

The following costs have been incurred on the project:

	For the Nine Months	For the Year
	Ended Mar. 31, 2009	Ended June 30, 2008
Acquisition
Property leases, permits and regulatory	$(110)	$44,420

Deferred exploration
Camp and field supplies	2,906	1,855
Geological and geophysical	33,190	18,528
Legal and consulting (non-geological)	3,633	2,602
Reports and maps	1,341	308

Costs incurred during the period	40,960	67,713
Balance, beginning of period	476,472	408,759
Adjustment due to change in measurement of currency	(50,936)	-

Balance, end of period	$466,496	$476,472

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed in US Dollars)

7.	INTERESTS IN GEOTHERMAL PROPERTIES (Continued)

d)	Black Warrior Peak Project, Nevada

The project is located in Washoe and Churchill Counties, Nevada. The Company has a total of 2,539 hectares (6,273 acres) of both private land and federal lands including water and surface rights. The private leases are subject to a royalty of 3.5% on gross revenue from electricity sales. The Company can purchase the royalty for $1 million.

The following costs have been incurred on the project:

	For the Nine Months	For the Year
	Ended Mar. 31, 2009	Ended June 30, 2008
Acquisition
Property leases, permits and regulatory	$3,009	$42,830

Deferred exploration
Camp and field supplies	3,668	1,510
Drilling	26,857	-
Geological and geophysical	35,914	57,381
Legal and consulting (non-geological)	11,970	-
Reports and maps	535	29

Costs incurred during the period	81,953	101,750
Balance, beginning of period	201,148	99,398
Adjustment due to change in measurement currency	(14,730)	-

Balance, end of period	$268,371	$201,148

8.	DEFERRED CONSTRUCTION AMOUNTS PAYABLE

Deferred construction amounts payable consist of $3,000,000 in deferred payments and holdbacks payable of $4,344,365. These amounts are due on completion of the Blue Mountain construction project.

9.	LOAN

On August 29, 2008, the Company closed a financing with Trust Company of the West , a New York based investment management firm, for up to $180 million. Concurrently, the Company issued a full notice to proceed (“FNTP”) to Ormat, repaid a bridge loan, and provided cash as collateral for both the $15 million Ormat letter of credit and the $1.37 million Sierra Pacific (name changed to NV Energy Inc. (“NVE”) September 22, 2008) letter of credit. The cash collateral is invested in certificates of deposit at Bank of the West, an AA minus Standard & Poors rated western US bank.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed in US Dollars)

9.	LOAN (continued)

The principal terms of the TCW loan are as follows:

-	14% interest per annum, payable quarterly, over a 15 year term maturing November 30, 2023;
-	Interest will be capitalized prior to commercial operation and 6% interest per annum is deferrable to maturity thereafter;
-	the minimum principal drawdown is $70 million;
-

the principal will be repaid from available cash flow – the lender has the right to receive cash interest plus 60% of available project cash, which will increase to 100% if target loan principle balances are exceeded;

-	the lender retains the right to a residual of approximately 7.5% interest in the project at maturity, the “cash settled option”;
-	the last $10 million of the $180 million commitment, if drawn, results in an increase of the cash settled option by 0.5% interest in the project for each million drawn;
-

the loan is subject to a 2% prepayment penalty prior to commercial operation and a make-whole premium equal to the net present value of the remaining payments discounted at the yield of similar maturity United States Treasury securities thereafter;

-	a closing fee of $3.6 million (2%) of the commitment was paid to TCW at closing.

The financing provided by TCW is secured by a pledge of all the equity interests of both NGP Blue Mountain Holdco LLC (“Holdco”) and NGP Blue Mountain I LLC (“NGP I”). Holdco’s assets comprise the equity interests of NGP I. Its assets include the Company’s Blue Mountain leases and the electricity generation plant under construction, including project contracts related to the plant, as well as an undivided interest as a co-tenant in the transmission line that will interconnect the plant to NVE’s grid and underlying real estate rights. In addition, TCW has a first priority lien on certain accounts established in connection with the financing to hold the proceeds of advances provided by TCW and revenues generated by operation of the project. TCW also has the right to require that the Company provide TCW with a first priority security interest over substantially all of the assets of NGP I if the Company does not obtain senior construction financing meeting specified requirements to replace a portion of the commitments under the TCW financing within a specified period.

On August 29, 2008, the Company allocated $1,759,501 of the first draw-down of $47,730,968 as the value of the cash settled option. As at March 31, 2009, the cash settlement option was valued at $1,818,740. The value of the option at maturity date, November 30, 2023, is estimated to be approximately $8.5 million.

The change in the fair value of the cash settled option for the period of $59,239 is expensed. The value of the option as at August 29, 2008 was estimated by an independent valuator.

The loan is recorded at amortized cost and interest, amortized for the period to March 31, 2009, of $ 28,662 has been charged to the capital costs of assets under construction and geothermal property interest.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed in US Dollars)

9.	LOAN (continued)

The following is a summary of the components of bank loan liability as at March 31, 2009:

Loan proceeds received	$119,986,359
Less: Deferred financing costs	(8,895,283)
Less: August 29, 2008 opening value of the cash settled option	(1,759,501)
109,331,575
Amoritzation to March 31, 2009	28,662
$109,360,237

Interest and borrowing costs on the Glitnir loan, which was repaid in August 2008, have been capitalized to assets under construction and geothermal property interests. Interest and borrowing costs on the TCW loan are capitalized to assets under construction and geothermal property interests on an effective interest rate basis over the term of the loan, which matures November 30, 2023. Interest and borrowing costs after completion of construction will be charged to operations. As at March 31, 2009, borrowing costs yet to be capitalized or charged to operations are netted against bank loan. Since July 2007, interest and borrowing costs totaling $12,384,775 has been capitalized to assets under construction and geothermal property interests.

10.	ASSET RETIREMENT OBLIGATION

	Mar. 31, 2009	June 30, 2008
Opening Balance	$1,054,645	$400,620

Additonal liabilities incurred	204,010	633,094
Accretion expense	58,446	20,931
Balance	$1,317,101	$1,054,645

The majority of costs attributed to these commitments and contingencies are expected to be incurred after 2030, and are to be funded mainly from the Company’s cash provided by operating activities. The Company’s provision for future site reclamation and closure costs is based on known United States federal and local laws and regulations concerning environmental requirements.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed in US Dollars)

11.	SHARE CAPITAL

a)	Authorized

Unlimited voting common shares – no par value
25,000,000 first preferred shares – no par value (none issued)
25,000,000 second preferred shares – no par value (none issued)

b)	Common Shares Issued and Outstanding

			CONTRIBUTED
	SHARES	AMOUNT	SURPLUS

Balance, June 30, 2008	94,169,504	$53,936,713	$4,020,807

Issued for cash
Stock options exercised	378,000	94,899	-
Stock options exercised - stock option valuation	-	58,752	(58,752)
Compensation options granted	-	-	227,218

Balance, March 31, 2009	94,547,504	$54,090,364	$4,189,273

c)	Stock Options

During the nine month period ended March 31, 2009, the Company received $94,899 (2008 - $307,900) from the exercise of 378,000 (2008 – 537,000) stock options.

A summary of the changes in stock options for the quarter ended March 31, 2009 is below:

		WEIGHTED
		AVERAGE
	NUMBER	EXERCISE
	OF	PRICE
	SHARES	CAD$

Balance, June 30, 2008	8,009,000	$0.78

Granted	1,546,000	0.59
Exercised	(378,000)	0.28
Expired	(301,000)	0.00

Balance, Mar. 31, 2009	8,876,000	$0.77

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed in US Dollars)

11.	SHARE CAPITAL (Continued)

c)	Stock Options (Continued)

As at March 31, 2009, the following stock options were outstanding:

	NUMBER		WEIGHTED	NUMBER
	OUTSTANDING		AVERAGE	EXERCISABLE
EXERCISE	AT	REMAINING	EXERCISE	AT
PRICE	MAR 31	CONTRACTUAL	PRICE	MAR 31
CAD$	2009	LIFE (YRS)	CAD$	2009

$ 0.45	1,104,000	4.94	$ 0.45	1,078,500
$ 0.50	100,000	4.64	$ 0.50	100,000
$ 0.54	117,000	0.51	$ 0.54	117,000
$ 0.65	3,535,000	3.01	$ 0.65	3,535,000
$ 0.80	250,000	4.64	$ 0.80	250,000
$ 0.81	80,000	3.34	$ 0.81	80,000
$ 0.90	1,360,000	1.80	$ 0.90	1,360,000
$ 1.02	100,000	4.28	$ 1.02	100,000
$ 1.03	1,323,000	4.16	$ 1.03	1,300,500
$ 1.08	200,000	4.38	$ 1.08	200,000
$ 1.10	42,000	4.33	$ 1.10	21,000
$ 1.12	410,000	3.91	$ 1.12	410,000
$ 1.15	255,000	3.67	$ 1.15	255,000
	8,876,000	3.35	$ 0.77	8,807,000

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants. The maximum number of outstanding options is 10% of the issued and outstanding shares at any point in time. During the nine months ended March 31, 2009, the Company recorded $227,218 (2008 - $192,541) in stock-based compensation for options granted.

The exercise price of each option equals the market price of the Company’s stock on the date of the grant. Historically, with the exception of investor relations, options vested immediately. During the most recent quarter the Board approved a policy under which employee options vest over an 18 month period. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2009	2008

Risk free interest rate	1.10-3.76%	3.76-4.67%
Expected life	2 years	1-2 years
Expected volatility	58-74%	57-66%
Expected dividend yield	0%	0%
Weighted average value of options granted	$0.15	$0.33

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed in US Dollars)

11.	SHARE CAPITAL (Continued)

d)	Share Purchase Warrants

A summary of the changes in share purchase warrants for the nine month period ended March 31, 2009 is below:

WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	WARRANTS	PRICE

Balance, June 30, 2008	23,052,000	$1.10

Issued	-	-
Expired	(23,052,000)	1.10
Exercised	-	-

Balance, Mar. 31, 2009	-	$-

e)	Agents’ Compensation Units and Options

A summary of the changes in agents’ compensation units and options for the nine month period ended March 31, 2009 is below:

	AGENTS' UNITS		AGENTS' OPTIONS

		WEIGHTED		WEIGHTED
	NUMBER	AVERAGE	NUMBER	AVERAGE
	OF UNITS	EXERCISE PRICE	OF OPTIONS	EXERCISE PRICE

Balance, June 30, 2007	3,419,493	$0.77	-	$-
Granted	-	-	1,050,000	1.00
Exercised	(1,573,333)	(0.90)	-	-

Balance, June 30, 2008	1,846,160	$0.65	1,050,000	$1.00

Granted	-	-	-	-
Expired	(1,846,160)	(0.65)
Exercised	-	-	-	-

Balance, Mar. 31, 2009	-	$-	1,050,000	$1.00

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed in US Dollars)

11.	SHARE CAPITAL (Continued)

e)	Agents’ Compensation Units and Options (continued)

As at March 31, 2009, the following agents’ compensation units and options were outstanding:

		NUMBER		NUMBER
		OUTSTANDING	REMAINING	EXERCISABLE
	EXERCISE	AT	CONTRACTUAL	AT
	PRICE	MARCH 31		MARCH 31
EXPIRY DATES	CAD$	2009	LIFE (YRS)	2009

Agents options
November 15, 2009	$ 1.00	1,050,000	0.63	1,050,000

f)	Escrow Shares

As at March 31, 2009, there were no shares held in escrow.

12.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties

As at March 31, 2009, a total of $52,315 (June 2008 - $79,694) was owing to directors, officers and companies controlled by directors of the Company. This amount is included in accounts payable and accrued liabilities, is unsecured and repayable on demand.

During the nine months ended March 31, 2009 and 2008, the following were paid or accrued to directors, officers, former officers and to companies controlled by directors of the Company:

	2009	2008

Administration	$224,155	$292,804
Director fees	$59,710	$43,665
Consulting, including financing success fee – geothermal	$1,098,239	$685,791
Rent	$-	$11,489
Recruitment fees	$-	$129,878
Capital assets	$-	$101,054

Administration is primarily comprised of salary paid to the chief executive officer and chief financial officer, who are also directors and officers of the Company, during the normal course of their employment. Geothermal consulting costs primarily result from success fees paid to a director of the Company in connection with successfully arranging the Company’s letters of credit in support of the LNTP contracted with Ormat and the TCW loan. The Company estimates financing success fees payable to a director of the Company could reach, in total, approximately $2.3 million.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed in US Dollars)

13.	COMMITMENTS

a)	The Company has entered into operating leases for premises, vehicles and geothermal resources. The minimum annual commitments (including work commitments) are as follows:

2009	$621,680
2010	690,090
2011	709,707
2012	676,255
2013	680,908
2014 and thereafter	1,117,537
$4,496,177

b)

During 2006 the Company signed a 20-year power purchase agreement with NVE for continuous supply of up to approximately 35 gross megawatts of geothermal power to be produced from a new geothermal power plant to be built at the Company’s Blue Mountain geothermal site, in northern Nevada. The power will be used by the utility to serve its customers in Nevada. The PPA was secured by a cash collateralized $645K letter of credit issued by Royal Bank of Canada.

On November 3, 2008, the Company and NVE amended the PPA at higher pricing and power sales, consistent with the size of the resource and the plant under construction. At the same time an additional cash collateralized letter of credit was provided to NVE in the amount of approximately $1.6 million.

c)

A Large Generator Interconnect Agreement (“LGIA”) Agreement, entered into in November 2007, commits the Company to provide a letter of credit that can be drawn to reimburse NVE for network upgrades in the event the Company does not achieve commercial operation within three years of completing construction of its Blue Mountain power plant. The Agreement also commits the Company to reimburse NVE’s interconnection facilities capital expenditures, estimated to reach approximately $700,000. In February 2008, an Amendment to the LGIA Agreement resulted in a letter of credit commitment of $1.37-million, which was issued during September, 2008 by Bank of the West. It is cash collateralized.

d)

On August 29, 2008, concurrently with the TCW financing, a FNTP was issued to Ormat committing the Company to an approximately $76 million fixed price, date certain (substantial completion at December 31, 2009), guaranteed performance EPC contract.

Simultaneously the $15 million letter of credit was cash collateralized and issued by Bank of the West.

Restricted Cash (relating to collateralized amounts)

Beneficiary	Issuing Bank	USD

NV Energy – PPA	Royal Bank Of Canada	$645,000
Ormat	Bank of the West	15,000,000
NV Energy – LGIA	Bank of the West	1,370,100
NV Energy – PPA	Bank of the West	1,580,336

		$18,595,436

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed in US Dollars)

13.	COMMITMENTS (continued)

e)

On September 12, 2008, the Company entered into approximately $4.5 million fixed price EPC contract with Wilson Utility Construction Co. to build a 120 MW, 21 mile transmission line from the Blue Mountain power plant to the interconnection with NVE’s switching station.

f)

On October 15, 2008, the Company entered into a contract with JFMPE, Inc. to provide professional services relating to the mechanical/electrical, controls engineering, and design for the gathering system at the Blue Mountain Power Plant. The estimated amount of the contract is $243,000 plus construction inspection and other support time billed on a hourly rate.

g)

On April 8, 2009 the Company entered into a $3.3 million contract with Industrial Builders of Ontario, Oregon to provide procurement and construction services for the gathering system at Blue Mountain.

14.	ADDITIONAL CASH FLOW INFORMATION

	March 31,
	2009	2008

Cash and cash equivalents is comprised of:
Cash	$369,781	$228,591
Short term deposits	4,013,000	6,677,067

	$4,382,781	$6,905,658

15.	SUBSEQUENT EVENTS

Except as disclosed elsewhere in these consolidated financial statements, the following are significant events subsequent to March 31, 2009:

a)	Subsequent to March 31, 2009, the Company drew down a further $24,899,369 to pay construction and drilling expenses of the Blue Mountain project including those incurred prior to March 31, 2009.

b)	In April 2009, the Company granted 200,000 stock options vesting over 18 months, expiring five years from the date of grant, to new employees of the Company.

c)	Subsequent to March 31, 2009 a third party consulting company estimated each of wells 14-14, 15-14 and 17-14 has an initial production potential of 7 MW (net).

d)

Subsequent to the quarter end Morgan Stanley indicated a preference for an ITC tax equity financing structure, rather than a PTC structure, and the Company is working with various parties to optimize its cost of capital.